Corporate Communications Department. Akasaka 2-3-6, Minato-ku, Tokyo 107-8414, Japan Phone: +81(0)3-5561-2616 Fax: +81-(0)3-3505-9662
August 1, 2006
Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-5546
Re:	Komatsu Ltd. Form 20-F for Fiscal Year Ended March 31, 2005 Filed July 27, 2005 File No. 1-7239
Dear Ms. Blye:
     Reference is made to your letter of June 30, 2006 which sets forth additional comments of the Office of Global Security Risk on the above referenced annual report on Form 20-F of Komatsu Ltd., a corporation organized under the laws of Japan (“Komatsu”).1
     I am writing to respond to your letter and to provide you with the supplemental information that you requested so that you can better understand the disclosure set forth in the above referenced Form 20-F.
     You requested that Komatsu provide further disclosure of sales associated with the governments of Iran, Sudan and Syria. Komatsu generally sells though trading companies and independent distributors/dealers and would typically not know the identity of end users. Therefore, save for certain exceptional cases, noted below, it is generally not aware that any of its products were sold during the relevant fiscal year to the governments or to any entities owned, partially-owned or controlled by the specified governments.

[1]	The information provided in this letter covers sales by Komatsu and its subsidiaries.

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
August 1, 2006

     In the relevant fiscal year, Komatsu made sales to Heavy Equipment Production Co. (“HEPCO”), which Komatsu understands is listed on the Tehran Stock Exchange and is partially owned by the Industrial Development and Renovation Organization of Iran (“IDRO”) which is an agency of the government of Iran. Komatsu understands based upon publicly available information that IDRO previously owned HEPCO in its entirety, currently owns about 61% of HEPCO and is most probably in the process of further privatizing HEPCO. Komatsu understands that other shareholders of HEPCO include Alborz Insurance Co. and Iran Insurance Co., each of which owns less than 2% of HEPCO, and both of which are owned by the government of Iran. Komatsu did not participate in any government related tenders in Iran during the relevant Fiscal year.2 In the relevant fiscal year, Komatsu sold three middle sized regular bulldozers through a trading company to the Iran Kyuzestan Water Authority, which Komatsu understands is owned by the Ministry of Energy of Iran.
     Komatsu believes that the limited commercial activities of the type that Komatsu has engaged in Iran, Sudan and Syria, conducted in compliance with all applicable laws and consistent with the policies of the government of Japan, facilitate constructive business relationships among peoples that are consistent with Komatsu’s ethical responsibilities. Komatsu does not have any reason to believe that the such limited sales on commercial arms-length terms would either advance any terrorist-sponsoring activities or present a material investment risk to Komatsu’s security holders.
     In the Fiscal Year ending March 31, 2005, Komatsu’s consolidated revenues from sales and the provision of related services and spare parts in Iran. Sudan and Syria were approximately as follows: Iran - $ ***  ; Sudan - $ ***  ; Syria - $ ***  . The only assets Komatsu has in those countries are those associated with the operation of Komatsu’s liaison office in Tehran, i.e., some automobiles, office equipment, furniture, etc., whose value in the aggregate is approximately $ ***  . (All U.S. dollar amounts in this paragraph have been converted from Japanese yen using the exchange rate released by the U.S. Federal Reserve Board on March 31, 2005.)

[2]	To further supplement the information available to the staff: In the fiscal year ended March 31, 2006, Komatsu understands that isolated sales of limited quantities of spare parts were made to two Sudanese sugar companies: Sudanese Sugar Production Company Limited (wholly owned by the Sudanese government) and Kenana Sugar Company Limited (35% owned by the Sudanese government).

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
August 1, 2006

     Komatsu also notes that since its previous response to the Office of Global Security Risk that it has received a letter from the California Public Employees’ Retirement System (“CalPERS”) regarding Komatsu’s sales to Sudan. Komatsu is currently in the process of responding to that letter.
     *** Confidential treatment requested by Komatsu Ltd.

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
August 1, 2006

     We trust that the foregoing responds to the issues raised in your letter. If you have further comments or questions, please contact Robert H. Winter of Arnold & Porter LLP at (202) 942-5860.
Very truly yours,
Tadashi Okada
General Manager
Corporate Communications Department
cc: Robert H. Winter